1-4784

RECD S.E.C.
MAR 1 9 2002
070

P.E.
2/28/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02026373

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

PROCESSED
APR 0 8 2002
THOMSON
FINANCIAL

This Form 6-K consists of:

1. News release issued on February 21, 2002 by Matsushita Electric Industrial Co., Ltd. (the "registrant") reporting its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2001 (with attachment); and

2. News release issued on February 21, 2002 by the registrant announced that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code; and

3. New release issued on February 27, 2002 by the registrant and its principal subsidiary Matsushita Communication Industrial Co., Ltd., today announced plans to integrate several domestic sales subsidiaries of MCI in efforts to enhance efficient use of management resources of factory automation (FA) and public systems businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: S. Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: March 14, 2002

Corporate Public Relations Division
1006 Kadoma, Osaka 571-8501 JAPAN
URL http://www.panasonic.co.jp/global/top.html

FOR IMMEDIATE RELEASE

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 132 yen.)

MATSUSHITA REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS

Posts Further Setbacks and Increased Restructuring Charges

Osaka, Japan, February 21, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today reported its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2001.

Third-quarter Results

Consolidated group sales for the third quarter were down 13% to 1,737.2 billion yen (U.S.$13.16 billion), from 1,992.6 billion yen in the same three-month period a year ago. Of the total, sales in Japan decreased 24% to 803.7 billion yen ($6.09 billion), from 1,054.8 billion yen in the same quarter of the previous year, while overseas sales were mostly unchanged at 933.5 billion yen ($7.07 billion), compared with 937.8 billion yen in the same quarter a year ago. Excluding the effects of currency translation, overseas sales decreased 9% from a year ago on a local currency basis.

In explaining third-quarter results, Matsushita reiterated the worsening global economic environment and persisting overcapacity in the IT industry worldwide, as well as depressed market conditions in Japan, as the principal factors for sales and earnings declines. Although the U.S. economy has shown modest signs of recovery after a downturn following the terrorist attacks of September 11, the company said

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that the Japanese economy suffered further setbacks due to stagnant consumer demand and slow capital investment, while Asian and European economies also weakened.

Consolidated operating profit* for the third quarter declined to a loss of 69.7 billion yen ($528 million), as compared with an operating profit of 59.4 billion yen recorded in the year-earlier quarter. Matsushita attributed this operating loss to sales declines, especially in mobile communications equipment, including cellular phones, and components and devices for the IT industry, and the adverse effects of intensified global price competition. The company's efforts to reduce fixed costs and parts and materials costs were not sufficient to offset these negative factors. Furthermore, the company incurred increased restructuring charges related to restructuring activities, including additional retirement allowances for early retirement programs. As a result, consolidated income before income taxes for the third quarter turned to a loss of 212.9 billion yen ($1.61 billion), compared with income before income taxes of 45.6 billion yen in the same quarter a year ago. Accordingly, the company recorded a net loss of 172.0 billion yen ($1.30 billion), down sharply from a net income of 22.8 billion yen in the previous year's third quarter.

** Restructuring charges are not included as part of operating profit (loss). See notes to consolidated financial statements on page 7.*

Consolidated net loss per common share for the quarter was 82.74 yen ($0.63 per American Depositary Share (ADS), each representing one share of common stock) on a diluted basis, versus a net income per common share of 10.53 yen on the same basis a year ago.

Nine-month Results

Consolidated group sales for the nine months ended December 31, 2001 decreased 11% to 5,122.8 billion yen ($38.81 billion), compared with 5,729.7 billion yen in the same nine-month period of the previous year. The company recorded an operating loss for the nine-month period of 145.4 billion yen ($1.10 billion), down from an operating profit of 159.0 billion yen in the same period last year. Income before income taxes for the nine months turned to a loss of 300.2 billion yen ($2.27 billion), as compared with an income before income taxes of 150.7 billion yen in the same period a year ago. This resulted in a net loss for the nine months of 241.5 billion yen ($1.83 billion), from a net income of 74.2 billion yen in the same period of the previous year.

Consolidated net loss per common share for the nine months was 116.15 yen ($0.88 per ADS), compared with a net income per common share of 34.22 yen a year ago, both on a diluted basis.

Third-quarter Sales Breakdown by Product Category

The company's third-quarter consolidated sales by major product category are summarized as follows:

AVC Networks

AVC Networks sales declined 6% to 1,040.7 billion yen ($7.88 billion), compared with 1,104.3 billion yen in the same three-month period a year ago. Within this segment, sales of video and audio equipment increased 4% from the previous year, as a result of solid overseas sales of TVs and DVD players and discs, which offset sales declines in VCRs.

In information and communications equipment, although sales of car audiovisual (AV) equipment, CD-R/RW drives, and broadcast- and business-use AV equipment rose steadily thanks to overseas growth, sales declines in mobile communications equipment, including cellular phones, as well as hard disk drives, facsimile machines and other products, resulted in a 14% overall sales decrease within this category.

Home Appliances

Sales of Home Appliances fell 13% to 307.6 billion yen ($2.33 billion), compared with 354.9 billion yen in the previous year's third quarter. Declines in domestic demand for refrigerators and washing machines were among the reasons for decreased sales in this segment.

Industrial Equipment

Sales of Industrial Equipment were 55.5 billion yen ($421 million), down 47% from 105.7 billion yen in the year-earlier three-month period, due mainly to a continuing decline in orders from the IT industry, especially for factory automation (FA) equipment, in both domestic and overseas markets.

Components and Devices

Sales of Components and Devices decreased 22% to 333.4 billion yen ($2.53 billion), compared with 427.7 billion yen in the same period a year ago. Although sales of compressors for air conditioners and refrigerators were up from the previous year, further declines in demand from the mobile communications and other IT-related equipment industries resulted in drastic sales reductions for semiconductors, general components, electric motors and others.

Outlook for the Full Fiscal Year 2002, ending March 31, 2002

Matsushita announced today a revision of its forecast made on October 30, 2001 for annual consolidated and non-consolidated financial results for the current fiscal year, ending March 31, 2002 (fiscal 2002). In the face of global economic conditions that remain unclear, Matsushita expects that the current severe business environment will continue through the fourth quarter, affecting in particular the AVC Networks, and Components and Devices categories. Furthermore, the company anticipates increased expenses related to employment restructuring initiatives, as well as various business restructuring activities, and losses on valuation of investment securities on the assumption that current low market prices of Japanese stocks will persist through the end of March 2002. Such expenses would amount to approximately 350 billion yen on a consolidated basis, the company said.

On a consolidated group basis, the company maintained its forecast for annual sales for the current fiscal year of approximately 6,800 billion yen, a decrease of 11% from the previous fiscal year. Consolidated loss before income taxes is now anticipated to be about 585 billion yen, compared to the previous forecast for pre-tax loss of 370 billion yen. Net loss for the fiscal year is forecasted to be approximately 438 billion yen, as compared with the previous forecast for net loss of 265 billion yen.

On a non-consolidated, parent company-alone basis, the company expects sales for the full fiscal year to decrease 20% to approximately 3,860 billion yen, as compared with the previous forecast of 4,030 billion yen. Parent-alone recurring profit is now expected to result in a loss of some 45 billion yen, replacing the earlier forecast of a recurring loss of 20 billion yen. Parent-alone net loss for the full fiscal year is forecasted to be approximately 135 billion yen, instead of the previous forecast for net loss of 68 billion yen.

Year-end Dividend

Matsushita today announced that its Board of Directors intends to revise the year-end cash dividend proposal to 3.75 yen per common share, instead of the earlier-announced 6.25 yen per common share, subject to further Board resolutions and approval by shareholders at the annual general meeting in late June 2002. If implemented, total dividends for fiscal 2002, including an interim dividend of 6.25 yen per common share paid in December 2001, will be 10.00 yen per common share, as compared with 12.50 yen for the previous fiscal year.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

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Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the plans and expectations of Matsushita Electric Industrial Co., Ltd. ("MEI") and its group companies (collectively, the "Matsushita Group") in relation to annual consolidated and non-consolidated financial results for the year ending March 31, 2002 and year-end dividend for the year ending March 31, 2002. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of MEI's Annual Report on Form 20-F dated July 24, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI undertakes no obligation to publicly update any forward-looking statements after the date of this press release.

February 21, 2002

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

(Financial Tables Attached)

Notes to consolidated financial statements:

1. The company's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles. For press release purposes, however, the presentation of the company's consolidated statement of income partially conforms to common Japanese financial reporting practices, as discussed in notes 2 and 6 below.

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses.

3. From this fiscal year, the company has applied SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."

4. Comprehensive income (loss) was reported as a loss of 67.6 billion yen ($512 million) for the fiscal third quarter ended December 31, 2001 and an income of 57.4 billion yen for the fiscal third quarter ended December 31, 2000. Comprehensive income (loss) totaled a loss of 251.6 billion yen ($1.91 billion) for the nine months ended December 31, 2001, compared with an income of 35.6 billion yen a year ago. Comprehensive income (loss) includes net income (loss), increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities and unrealized gains (losses) of certain derivative instruments.

5. Beginning in this fiscal year, Matsushita discloses sales breakdown information according to the reclassified product categories; AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices. Accordingly, sales breakdown information for the third quarter and nine months of fiscal 2001 are restated to correspond to the new product category reclassifications.

6. Under United States generally accepted accounting principles, restructuring charges are usually included as part of operating profit (loss) in the income statement. Restructuring charges of the consolidated statement of income for the fiscal third quarter ended December 31, 2001 include expenses associated with the implementation of early retirement programs. Restructuring charges for the fiscal three months ended December 31, 2000 include expenses associated with implementation of the regional-based employee remuneration system.

7. Restructuring charges of the consolidated statement of income for the fiscal nine months ended December 31, 2001 include expenses associated with the implementation of early retirement programs. Restructuring charges for the fiscal nine months ended December 31, 2000 include expenses associated with implementation of the regional-based employee remuneration system and expenses associated with the implementation of early retirement programs.

8. Number of consolidated companies: 305

9. Number of companies reflected by the equity method: 46

10. United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 132 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 28, 2001.

11. Each American Depositary Share (ADS) represents 1 share of common stock.

Matsushita Electric Industrial Co., Ltd.
Consolidated Statement of Income *
(Three months ended December 31)

	Yen (millions) 2001	Yen (millions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
Net sales	¥ 1,737,235	¥ 1,992,628	87%	$ 13,161
Cost of sales	(1,284,137)	(1,396,980)		(9,728)
Selling, general and administrative expenses	(522,812)	(536,271)		(3,961)
Operating profit (loss)	(69,714)	59,377	--	(528)
Other income (deductions):				
Interest income	8,185	11,230		62
Dividend income	817	1,993		6
Interest expense	(10,020)	(10,926)		(76)
Restructuring charges **	(142,524)	(20,981)		(1,080)
Other income (loss), net	343	4,934		3
Income (loss) before income taxes	(212,913)	45,627	--	(1,613)
Provision for income taxes	19,177	(22,374)		145
Minority interests	21,253	(3,786)		161
Equity in earnings of associated companies	458	3,315		4
Net income (loss)	¥ (172,025)	¥ 22,782	--	$ (1,303)
Net income (loss), *basic*				
per common share	(82.74) yen	10.96 yen		$ (0.63)
per ADS	(82.74) yen	10.96 yen		$ (0.63)
Net income (loss), *diluted*				
per common share	(82.74) yen	10.53 yen		$ (0.63)
per ADS	(82.74) yen	10.53 yen		$ (0.63)

(Parentheses indicate expenses, deductions or losses.)

* ** See notes to consolidated financial statements on page 7.

Supplementary Information
(Three months ended December 31)

	Yen (millions) 2001	Yen (millions) 2000	U.S. Dollars (millions) 2001
Depreciation (tangible assets):	¥ 79,178	¥ 85,731	$ 600
Capital investment:	¥ 64,055	¥ 122,722	$ 485
R&D expenditures:	¥ 139,145	¥ 138,532	$ 1,054
Number of employees (Dec. 31)	280,916	297,742	

Matsushita Electric Industrial Co., Ltd.
Consolidated Statement of Income *
(Nine months ended December 31)

	Yen (millions) 2001	Yen (millions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
Net sales	¥ 5,122,844	¥ 5,729,669	89%	$ 38,809
Cost of sales	(3,797,461)	(4,031,160)		(28,769)
Selling, general and administrative expenses	(1,470,804)	(1,539,508)		(11,142)
Operating profit (loss)	(145,421)	159,001	--	(1,102)
Other income (deductions):				
Interest income	26,588	32,764		201
Dividend income	7,140	14,132		54
Interest expense	(30,948)	(33,290)		(234)
Restructuring charges **	(151,061)	(31,101)		(1,144)
Write-down of investment securities	(18,608)	(1,583)		(141)
Other income (loss), net	12,140	10,804		92
Income (loss) before income taxes	(300,170)	150,727	--	(2,274)
Provision for income taxes	10,406	(72,936)		79
Minority interests	48,156	(13,993)		364
Equity in earnings of associated companies	110	10,356		1
Net income (loss)	¥ (241,498)	¥ 74,154	--	$ (1,830)
Net income (loss), *basic*				
per common share	(116.15) yen	35.66 yen		$ (0.88)
per ADS	(116.15) yen	35.66 yen		$ (0.88)
Net income (loss), *diluted*				
per common share	(116.15) yen	34.22 yen		$ (0.88)
per ADS	(116.15) yen	34.22 yen		$ (0.88)

(Parentheses indicate expenses, deductions or losses.)

* ** See notes to consolidated financial statements on page 7.

Supplementary Information
(Nine months ended December 31)

	Yen (millions) 2001	Yen (millions) 2000	U.S. Dollars (millions) 2001
Depreciation (tangible assets):	¥ 238,364	¥ 247,188	$ 1,806
Capital investment:	¥ 244,412	¥ 365,066	$ 1,852
R&D expenditures:	¥ 421,711	¥ 410,044	$ 3,195

Matsushita Electric Industrial Co., Ltd.
Consolidated Balance Sheet **
December 31, 2001
With comparative figures for March 31, 2001

	Yen (millions)		U.S. Dollars (millions)
Assets	Dec. 31, 2001	March 31, 2001	Dec. 31, 2001
Current assets:			
Cash and cash equivalents	¥ 757,908	¥ 848,878	$ 5,742
Time deposits	369,996	527,145	2,803
Marketable securities	12,053	11,421	91
Trade receivables and other receivables	1,620,364	1,882,890	12,276
Inventories	962,847	1,047,615	7,294
Total current assets	3,723,168	4,317,949	28,206
Noncurrent receivables	261,139	246,419	1,978
Investments and advances	1,319,331	1,511,337	9,995
Property, plant and equipment, net of accumulated depreciation	1,565,184	1,578,061	11,858
Other assets	634,275	502,522	4,805
Total assets	¥ 7,503,097	¥ 8,156,288	$ 56,842
Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term borrowings	¥ 568,748	¥ 548,459	$ 4,309
Trade payables (notes and accounts) and other current liabilities	1,985,142	2,144,328	15,039
Total current liabilities	2,553,890	2,692,787	19,348
Long-term liabilities	938,462	1,123,012	7,110
Minority interests	514,278	567,809	3,896
Common stock	211,003	210,994	1,598
Capital surplus	633,810	621,267	4,802
Legal reserve	82,655	88,251	626
Retained earnings	2,651,237	2,924,071	20,085
Accumulated other comprehensive income (loss) *	(81,249)	(71,164)	(615)
Treasury stock	(989)	(739)	(8)
Total liabilities and stockholders' equity	¥ 7,503,097	¥ 8,156,288	$ 56,842

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2001	March 31, 2001	Dec. 31, 200
Cumulative translation adjustments	¥ (77,746)	¥ (150,027)	$ (589)
Unrealized holding gains (losses) of available-for-sale securities	¥ 2,588	¥ 78,863	$ 20
Unrealized gains (losses) of derivative instruments	¥ (6,091)	--	$ (46)

** See notes to consolidated financial statements on page 7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Sales Breakdown *
(Three months ended December 31)

	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks				
Video and audio equipment	¥ 534.8	¥ 514.8	104%	$ 4,051
Information and communications equipment	505.9	589.5	86%	3,833
Subtotal	1,040.7	1,104.3	94%	7,884
Home Appliances	307.6	354.9	87%	2,330
Industrial Equipment	55.5	105.7	53%	421
Components and Devices	333.4	427.7	78%	2,526
Total	¥ 1,737.2	¥ 1,992.6	87%	$ 13,161
Domestic sales	803.7	1,054.8	76%	6,089
Overseas sales	933.5	937.8	100%	7,072

(Nine months ended December 31)

	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks				
Video and audio equipment	¥ 1,375.1	¥ 1,345.6	102%	$ 10,417
Information and communications equipment	1,602.9	1,819.2	88%	12,143
Subtotal	2,978.0	3,164.8	94%	22,560
Home Appliances	911.8	994.1	92%	6,908
Industrial Equipment	201.6	334.6	60%	1,527
Components and Devices	1,031.4	1,236.2	83%	7,814
Total	¥ 5,122.8	¥ 5,729.7	89%	$ 38,809
Domestic sales	2,452.1	2,938.7	83%	18,576
Overseas sales	2,670.7	2,791.0	96%	20,233

* See notes to consolidated financial statements on page 7.

[Domestic/Overseas Sales Breakdown for Three Months ended December 31, 2001]
(in yen only)

	Domestic sales		Overseas sales	
	Yen (billions) 2001	Percentage 2001/2000	Yen (billions) 2001	Percentage 2001/2000
AVC Networks				
Video and audio equipment	¥ 179.0	91%	¥ 355.8	112%
Information and communications equipment	216.6	73%	289.3	99%
Subtotal	395.6	80%	645.1	106%
Home Appliances	232.9	83%	74.7	101%
Industrial Equipment	39.7	52%	15.8	53%
Components and Devices	135.5	67%	197.9	88%
Total	¥ 803.7	76%	¥ 933.5	100%

[Domestic/Overseas Sales Breakdown for Nine Months ended December 31, 2001]
(in yen only)

	Domestic sales		Overseas sales	
	Yen (billions) 2001	Percentage 2001/2000	Yen (billions) 2001	Percentage 2001/2000
AVC Networks				
Video and audio equipment	¥ 444.3	93%	¥ 930.8	107%
Information and communications equipment	748.9	83%	854.0	93%
Subtotal	1,193.2	87%	1,784.8	100%
Home Appliances	677.7	89%	234.1	101%
Industrial Equipment	146.5	63%	55.1	54%
Components and Devices	434.7	76%	596.7	90%
Total	¥ 2,452.1	83%	¥ 2,670.7	96%

Matsushita Electric Industrial Co., Ltd.
Consolidated Information by Segments *
(Three months ended December 31)

By Business Segment:

[Sales]	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks	¥ 1,040.7	¥ 1,104.3	94%	$ 7,884
Home Appliances	307.8	354.9	87%	2,332
Industrial Equipment	56.8	107.8	53%	430
Components and Devices	470.6	635.4	74%	3,565
Subtotal	1,875.9	2,202.4	85%	14,211
Corporate and elimination	(138.7)	(209.8)	--	(1,050)
Consolidated total	¥ 1,737.2	¥ 1,992.6	87%	$ 13,161

[Operating Profit]	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks	¥ (18.6)	¥ 28.8	--	$ (141)
Home Appliances	14.4	15.4	94%	109
Industrial Equipment	(20.6)	4.2	--	(156)
Components and Devices	(31.4)	32.9	--	(238)
Subtotal	(56.2)	81.3	--	(426)
Corporate and elimination	(13.5)	(21.9)	--	(102)
Consolidated total	¥ (69.7)	¥ 59.4	--	$ (528)

(Nine months ended December 31)

By Business Segment:

[Sales]	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks	¥ 2,978.0	¥ 3,164.9	94%	$ 22,561
Home Appliances	912.3	994.1	92%	6,911
Industrial Equipment	206.1	339.3	61%	1,561
Components and Devices	1,486.8	1,875.0	79%	11,264
Subtotal	5,583.2	6,373.3	88%	42,297
Corporate and elimination	(460.4)	(643.6)	--	(3,488)
Consolidated total	¥ 5,122.8	¥ 5,729.7	89%	$ 38,809

[Operating Profit]	Yen (billions) 2001	Yen (billions) 2000	Percentage 2001/2000	U.S. Dollars (millions) 2001
AVC Networks	¥ (50.8)	¥ 70.3	--	$ (385)
Home Appliances	40.1	37.9	106%	304
Industrial Equipment	(34.8)	20.2	--	(264)
Components and Devices	(61.0)	91.6	--	(462)
Subtotal	(106.5)	220.0	--	(807)
Corporate and elimination	(38.9)	(61.0)	--	(295)
Consolidated total	¥ (145.4)	¥ 159.0	--	$ (1,102)

* See notes to consolidated financial statements on page 7.

Details of Product Categories
(consolidated basis)

AVC Networks

Color TVs, LCD and PDP TVs, videocassette recorders (VCRs), camcorders, DVD players/recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, refrigerators, room air conditioners, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices

Semiconductors, electronic tubes, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

###

= REFERENCE =

February 21, 2002
Matsushita Electric Industrial Co., Ltd.

Mid-term plan "Value Creation 21" Progresses
-Further Steps Toward the Goals of Value Creation 21-

1. Completion of All Necessary Steps for Business Restructuring

① Employment Restructuring Initiatives

- In view of employees' ever-diversifying attitudes toward work, Matsushita has introduced a Special Life Assistance Program for employees of the parent company and several principal subsidiaries in Japan. Under this program, the company provides an additional retirement allowance and other support to employees that choose early retirement for new careers outside of Matsushita. (Applicants for benefits under this Special Life Assistance Program totaled approximately 10,000.)
- Including employees participating in similar programs at other domestic subsidiaries, early retirees total approximately 13,000 persons, resulting in one-time expenses for the current fiscal year, ending March 31, 2002, of approximately 166 billion yen on a consolidated basis.
- As a consequence of this employment restructuring initiative, Matsushita currently expects a reduction of about 120 billion yen* in fixed costs for the next fiscal year, ending March 31, 2003 (fiscal 2003).

② Reduction of Personnel-related Expenses

- In view of the current adverse business environment, beginning in April 2002, the company will reduce the monthly salaries of the Chairman and the President by 30%. Similarly, monthly salaries for all other Directors of the company will be reduced by 20%, and bonuses for all Directors will be eliminated.
- Furthermore, the company will cut the salaries of employees of manager level and above at the parent company and major subsidiaries in Japan by an average of some 15% in fiscal 2003.
- Mainly through such salary reductions, Matsushita expects to save some 50 billion yen in personnel-related expenses during fiscal 2003.

③ Selective Integration of Manufacturing Bases

- In order to maintain competitiveness and increase capital efficiency, the company will accelerate plans for the integration of several operating locations in Japan and overseas. This initiative is expected to result in an improvement in operating profit of approximately 25 billion yen* in fiscal 2003.
- Furthermore, through the unification of its liquid crystal display (LCD) business with that of Toshiba Corporation into a new joint venture company, Matsushita expects to improve operating profit by some 27 billion yen* in fiscal 2003.

④ Manufacturing / Operational Innovations

- Manufacturing innovations: To enhance productivity, the company is promoting the introduction of the cell production method at its manufacturing locations.
- Inventory reduction: The company will strive to achieve a 10% reduction (compared with the end of fiscal 2002) in inventories by the end of fiscal 2003.
- Through these initiatives, the company forecasts a savings of approximately 15 billion yen* in fiscal 2003.

*Through all of the above-mentioned initiatives, Matsushita aims to improve consolidated operating profit by about 237 billion yen in fiscal 2003, excluding the effects of sales gains.

2. Acceleration of the Company's Growth Strategy

① Sweeping Business Structure Reforms

Matsushita aims to maximize overall corporate value by clarifying and reallocating responsibilities for groupwide subsidiaries and divisions, and implementing autonomously responsible management in the respective business domains.
The company has identified core business domains in each of the AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices segments, and has begun laying the foundation for new growth strategies in each domain.
Actual business and organizational restructuring will be implemented through various projects on an ongoing basis, and in accordance with the following basic policies:

i) Eliminate duplication of business lines and counterproductive competition within the Group.
ii) Unify and concentrate R&D resources into strategic areas to achieve optimum results from a groupwide perspective.
iii) Establish a totally integrated operational structure in each product domain, with full responsibility to customers for development, production and sales.

② Development and Promotion of "Victory 21" Products

Matsushita aims to increase its market share and enhance earnings capability by launching new lines of competitive products, which the company refers to as "Victory 21" products, in the high-volume segment of each product category.

Disclaimer Regarding Forward-Looking Statements

This document includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) that reflect the plans and expectations of Matsushita Electric Industrial Co., Ltd. ("MEI") and its group companies (collectively, the "Matsushita Group") in relation to the outcome of business restructuring and the growth strategy of the Matsushita Group in the fiscal year ending March 31, 2003. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of MEI's Annual Report on Form 20-F dated July 24, 2001 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. MEI undertakes no obligation to publicly update any forward-looking statements after the date of this document.

FOR IMMEDIATE RELEASE

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, February 21, 2002 -- Matsushita Electric Industrial Co., Ltd. (NYSE: MC), best known for its "Panasonic" and "National" brand products, today announced that it has purchased a portion of its own shares in conformity with provisions of Clause 4 of Article 3 of supplementary rules to the amended Japanese Commercial Code.

Details of the share repurchase are as follows:

1. Class of shares: Common stock
2. Period of purchase: Between January 30, 2002 and February 20, 2002
3. Aggregate purchase amount: 29,720,321,000 yen
4. Aggregate number of shares purchased: 18,000,000 shares
5. Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1) The following are the resolutions that were adopted by the Matsushita's Board of Directors on January 10, 2002:
   - Class of shares: Common stock
   - Aggregate purchase amount: Up to 100 billion yen
   - Aggregate number of shares to be purchased: Up to 60 million shares
   - Period to purchase: Between January 11, 2002 and late April 2002

2) Cummulative total of share repurchases between January 11 and February 20, 2002:
   - Aggregate purchase amount: 53,445,518,000 yen
   - Aggregate number of shares purchased: 32,000,000 shares

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3) Share repurchase as provided in the Articles of Incorporation:

- Maximum number of repurchaseable shares as provided in the Articles of Incorporation: 200 million shares
- Total number of shares repurchased until now from the date when the provision was adopted in the Articles of Incorporation: 32 million shares

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Amsterdam, Dusseldorf, Frankfurt, New York, Pacific and Paris stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

* * * * * * * *

With respect to the share exchange between Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Communication Industrial Co., Ltd. (MCI)

MEI presently expects that a registration statement will be filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended, in connection with the above share exchange, which is related to the share repurchase referred to in this press release, and that the prospectus included therein will be distributed to holders of MCI common stock in the United States. U.S. investors are urged to read the prospectus because it will contain important information about MEI and MCI, and the proposed share exchange between the two companies. You may read, and copy (upon payment of fees prescribed by the SEC) any documents filed by MEI, including the registration statement (if filed), at the SEC's public reference room, which is located at 450 Fifth Street, N.W., Washington D.C. 20549, telephone number: 1-800-732-0330. In addition, copies of the registration statement (if filed) will be made available free of charge through MEI's Corporate Finance & IR Group in Japan, telephone number: 81-6-6906-1763.

With respect to the share exchange between MEI and each of Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc.

Each of the above four share exchanges (Transaction), which are related to the share repurchase referred to in this press release, involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

February 21, 2002

Contact: Akihiro Takei/Panasonic Finance (America), Inc.
(212) 698-1365

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FOR IMMEDIATE RELEASE

Matsushita Group to Integrate Measuring Instrument Sales Companies

Osaka, Japan, February 27, 2002 -- Matsushita Electric Industrial Co., Ltd. (MEI) (NYSE: MC), and its principal subsidiary Matsushita Communication Industrial Co., Ltd. (MCI), today announced plans to integrate several domestic sales subsidiaries of MCI in efforts to enhance efficient use of management resources of factory automation (FA) and public systems businesses. First, effective April 1, 2002, FA equipment-use electronic measuring instrument businesses at four of MCI's relevant sales subsidiaries in Japan, namely Tohoku National Electronic Measurement Co., Ltd., Chubu Panasonic Total Automation Co., Ltd., Osaka National Electronic Measurement Co., Ltd., and Kyushu National Electronic Measurement Co., Ltd., will be transferred to Metropolitan Area Panasonic FA Co., Ltd., another Tokyo-based sales subsidiary of MCI.

Second, the public systems marketing functions of Chubu Panasonic Total Automation Co., Ltd. and Osaka National Electronic Measurement Co., Ltd. will be transferred to Panasonic Engineering Co., Ltd., also an MCI subsidiary, effective the same date.

After completion of these business transfers, the above-named four MCI subsidiaries will be liquidated through due procedures.

Through these reorganizations, the Matsushita Group aims to establish an efficient, integrated FA-use measuring instrument marketing structure, while at the same time strengthening its foundation for expansion of public systems business and related engineering service capabilities.

(Please see attached for basic information, and financial results for the MCI subsidiaries to be dissolved)

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1. <u>Basic Information About the Four MCI Subsidiaries (as of September 30, 2001)</u>

(1) Tohoku National Electronic Measurement Co., Ltd.

Representative	Tetsuro Yoneda, Managing Director
Location of head office	Sendai, Japan
Date of incorporation	March 21, 1970
Principal Business	Sales of FA and measuring equipment
Share capital	10 million yen
Number of employees	34
Total number of outstanding shares	20 thousand shares of common stock
Shareholders' equity	443 million yen
Total assets	653 million yen
Principal customers	Alpine Electronics, Inc., Alps Electric Co., Ltd.
Bank reference	The Asahi Bank, Ltd.

(2) Chubu Panasonic Total Automation Co., Ltd.

Representative	Ikuo Yoshida, Managing Director
Location of head office	Nagoya, Japan
Date of incorporation	April 21, 1965
Principal Business	Sales of FA and measuring equipment, and wireless and office automation (OA) products
Share capital	20 million yen
Number of employees	129
Total number of outstanding shares	40 thousand shares of common stock
Shareholders' equity	5,907 million yen
Total assets	6,767 million yen
Principal customers	Seiko Epson Corporation, Chubu Electric Power Co., Inc., Aichi Prefecture Police Department
Bank reference	The Asahi Bank, Ltd.

(3) Osaka National Electronic Measurement Co., Ltd.

Representative	Hiroshi Daikoku, Managing Director
Location of head office	Osaka, Japan
Date of incorporation	September 21, 1959
Principal Business	Sales of FA and measuring equipment, and wireless and OA products
Share capital	20 million yen
Number of employees	140
Total number of outstanding shares	4 thousand shares of common stock
Shareholders' equity	1,452 million yen
Total assets	3,340 million yen
Principle customers	Wakayama Prefecture Police Department, Hanshin Expressway Public Corporation, Matsushita Electric Industrial's Semiconductor Company
Bank reference	Sumitomo Mitsui Banking Corporation

(4) Kyushu National Electronic Measurement Co., Ltd.

Representative	Hiroshi Machida, Managing Director
Location of head office	Fukuoka, Japan
Date of incorporation	June 21, 1969
Principal Business	Sales of FA and measuring equipment and OA products
Share capital	10 million yen
Number of employees	21
Total number of outstanding shares	20 thousand shares of common stock
Shareholders' equity	144 million yen
Total assets	379 million yen
Principle customers	Mitsubishi Heavy Industries, Ltd., Kyushu Matsushita Electric, Kyocera Corporation
Bank reference	Sumitomo Mitsui Banking Corporation

2. Financial Results of MCI Subsidiaries (for the most recent three fiscal years)

(1) Tohoku National Electronic Measurement Co., Ltd.

Fiscal year ended:	March 1999	March 2000	March 2001
Sales	2,270	2,677	2,726
Recurring profit	10	40	36
Net income	3	19	20
Net income per common share	155	948	1,011
Dividend per common share, *basic*	0	50	50
Shareholders' equity per share	22,457	23,405	24,366

(2) Chubu Panasonic Total Automation Co., Ltd.

Fiscal year ended:	March 1999	March 2000	March 2001
Sales	8,417	10,045	8,762
Recurring profit	417	648	63
Net income (loss)	255	300	(3)
Net income (loss) per common share	6,371	7,500	(85)
Dividend per common share, *basic*	100	100	100
Shareholders' equity per share	137,477	144,715	148,460

(3) Osaka National Electronic Measurement Co., Ltd.

Fiscal year ended:	March 1999	March 2000	March 2001
Sales	12,765	10,785	12,854
Recurring profit	127	38	94
Net income	76	60	28
Net income per common share	18,922	15,118	6,891
Dividend per common share, *basic*	1,000	750	750
Shareholders' equity per share	374,816	388,933	436,514

(4) Kyushu National Electronic Measurement Co., Ltd.

Fiscal year ended:	March 1999	March 2000	March 2001
Sales	1,121	1,073	1,301
Recurring profit	12	6	17
Net income	12	2	8
Net income per common share	626	87	384
Dividend per common share, *basic*	50	50	50
Shareholders' equity per share	8,489	7,899	8,777

Notes: 1. Amounts are in millions of yen, except per share amounts, which are in yen.
2. Amounts are rounded to the nearest one million yen, except per share amounts.

February 27, 2002

Contact: Akihiro Takei/Panasonic Finance (America), Inc.
(212) 698-1365

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